Form 10-K, Exhibit 13
period 1994-06-30
SMITH CORONA CORP
filed 1994-10-06
CIK 851292

EXHIBIT 13

                        Smith Corona Corporation
                     SELECTED FIVE-YEAR FINANCIAL DATA


(Dollars in thousands,                For the year ended June 30,
 except per share amounts)  1994      1993(1)     1992(1)  1991(1)   1990(1)
Net sales                   $278,636  $253,823   $316,741  $324,483   $396,929
Gross margin                  64,556    66,067     93,486    93,934    115,362
Operating income (loss)        9,917  (12,354)(2)  32,685    31,289     49,524
Income (loss) from
 continuing operations         6,078    (8,297)    21,253    18,999     29,839
Discontinued operations
 (net of income taxes):
  Income (loss) from
    operations                 1,249      (725)       830       587      3,704
  Provision for loss on
    disposal of
    discontinued
    operations                (2,200)        -         -         -          -
Net income (loss)             $5,127   $(9,022)   $22,083   $19,586    $33,543
Earnings per common
 share(3) -
  Income (loss) from
   continuing operations        $.20     $(.28)      $.70      $.63       $.99
  Discontinued operations:
    Income (loss) from
     operations                  .04      (.02)       .03       .02        .12
    Provision for loss on
     disposal of
     discontinued
     operations                 (.07)        -         -         -          -
Net income (loss)
 per share                      $.17     $(.30)      $.73      $.65      $1.11
Working capital              $85,136   $93,586    $88,936   $93,544   $115,540
Total assets                 195,034   191,967    185,295   179,093    215,312
Bank loans                    20,002    18,669      9,899    33,276     70,603
Stockholders' equity          75,722    76,645     91,717    80,684     67,148
Cash dividends declared
  per common share              $.20      $.20       $.20      $.20       $.45


(1) Amounts have been reclassified, where applicable, to reflect the discontinued operations of SCM Office Supplies, Inc.
(2) Includes a $16.5 million provision for restructuring costs.
(3) Based on 30,250,000 shares of common stock.

                          Management's Discussion
                   and Analysis of Results of Operations
                          and Financial Condition


On July 5, 1994 Smith Corona Corporation (the "Company") sold substantially all the assets and liabilities of SCM Office Supplies, Inc. (see Note 11). Accordingly, the income statements reflect their operating results and provision for loss on sale as discontinued operations and the balance sheet segregates the net assets and liabilities of discontinued operations. The following discussion of results of operations and financial condition is presented for continuing operations only and should be read in conjunction with the consolidated financial statements and notes thereto, contained in this annual report.

                    Fiscal 1994 Compared to Fiscal 1993

Results of Operations
Net sales increased by 9.8 percent or $24.8 million to $278.6 million in fiscal 1994 compared to fiscal 1993. Increased unit sales of personal word processors and typewriters in both domestic and international markets accounted for approximately $39.0 million of the increased sales growth while lower pricing, principally in the domestic market, offset approximately 50 percent of the unit sales gains. New products, introduced late in fiscal 1993, accounted for approximately $7.4 million of the increase in net sales. As noted above, domestic unit sales outpaced revenue increases as lower pricing impacted sales growth and gross margins. Internationally, unit sales increased substantially as the Company continued to increase its market share in Europe as well as other geographic areas. Price pressures, while less than in the U.S. market, nevertheless hindered net sales increases for the year.

     Operating income of $9.9 million in fiscal 1994 compared favorably to a $12.4 million loss in fiscal 1993 due principally to lower advertising, administrative and research expenses in fiscal 1994, and the 1993 pretax restructuring charge of $16.5 million. Payments of approximately $1.8 million from Pelikan, Inc. for satisfaction of a judgment won by the Company for patent infringement and misleading advertising litigation are included as reductions in cost of goods sold in both fiscal 1994 and 1993.

     In fiscal 1993, the Company announced a plan to phase out the Company's manufacturing operations in Cortland, New York and move them to a new facility in Mexico. The pretax charges related to this move were $16.5 million in fiscal 1993, equivalent to $10.1 million after tax, or $.33 per share. The move to Mexico was substantially completed by the end of the first calendar quarter of 1994. The annual savings, resulting from the restructuring, originally anticipated in 1994 were not realized as cost of sales continued to reflect the higher Cortland manufacturing labor costs. Cost of sales in fiscal 1995 is expected to reflect the full benefit of the lower manufacturing costs.

Financial Condition
The Company's primary sources of liquidity and capital resources, on both a short- and long-term basis, are cash flows generated from operations and borrowings under its Credit Facility. During the year ended June 30, 1994, the Company's operating activities provided cash of $9.2 million, largely a result of the increased net income and lower inventories offset in part by increased accounts receivable. Accounts receivable increased $16.6 million over the prior fiscal year as a result of increased sales late in the fourth quarter. The reduction in inventories reflects the Company's continued focus on controlling inventory levels. Accrued restructuring costs decreased principally due to the pay- out of severance and other personnel related liabilities during fiscal 1994. The balance of accrued restructuring costs at June 30, 1994 is expected to be paid in the next fiscal year. Capital expenditures in the year ended June 30, 1994 were $11.7 million compared to $5.3 million in the prior year increasing primarily as a result of relocating manufacturing operations to Mexico. The Company had no material commitments for capital expenditures at June 30, 1994 and anticipates capital expenditures in fiscal 1995 to return to pre-fiscal 1994 levels.

     The Company has a Credit Facility in the amount of $32.0 million expiring June 25, 1996. As of June 30, 1994, the Company was in compliance with all covenants of the Credit Facility. Management believes that it has adequate flexibility under these covenants and that the covenants should not impose undue restrictions on the operations of the Company. The Credit Facility provides for interest at the Company's option at variable rates, ranging from London Interbank Offering Rate (LIBOR) plus 0.5 percent to the prime rate of interest. The Company also has an uncommitted line of credit arrangement for $20.0 million which bears interest at a rate which changes daily based on money market rates. At June 30, 1994, the interest rate on combined borrowings was 5.63 percent per annum. The proceeds from the sale of SCM Office Supplies, Inc. of approximately $13.0 million were used to pay down the bank loans subsequent to year-end.

     The Company's Singapore operations had been granted "pioneer tax status" until February 1994 and as a result, have paid no Singapore income tax on unremitted Singapore earnings up to that date. Since the expiration of the "pioneer tax status," the Singapore operations have been subject to a tax of approximately 27 percent. The impact of the change in tax status, which serves to increase the effective income tax rate, was not significant in fiscal 1994.

     The Company believes that its funds generated from operations together with its borrowing capabilities will be sufficient to meet its operating cash and capital expenditure requirements in the foreseeable future.


                    Fiscal 1993 Compared to Fiscal 1992

Results of Operations
Net sales declined $62.9 million, or 19.9 percent, to $253.8 million in fiscal 1993 compared to fiscal 1992, 80 percent of which was attributed to decreased unit volume. Personal word processor sales increased both domestically and abroad, while total unit sales declined. Domestic sales continued to be hurt by a sluggish consumer spending environment and by intense price competition across our product line. In addition, the new model year product launch, initiated in the fourth quarter of fiscal 1992, began in the first quarter of fiscal 1994. The severe recessionary climate in the U.K., Canada and Europe impacted sales and international sales declined substantially in the fourth quarter and for the year. Development of direct marketing in continental Europe
continued.   However, European sales were down markedly as compared
to the prior year, when there were sizable shipments to a large OEM European distributor. Operating income declined from $32.7 million in fiscal 1992 to a $12.4 million loss in fiscal 1993, primarily due to lower sales volumes and gross margins and the fiscal 1993 $16.5 million pretax charge for the move of the Company's Cortland, New York manufacturing facility to Mexico. Selling, administrative and research expenses increased as the Company launched its direct marketing in continental Europe.

     Over the past few years, the Company has faced intense competition from foreign producers. In July 1992, in order to maintain its leadership as the low-cost producer in a highly competitive worldwide business, the Board of Directors approved and the Company announced a plan to phase out the Company's manufacturing operations in Cortland, New York and relocate them to a new facility in Mexico. As a result of this decision, during fiscal 1993, the Company provided $16.5 million in restructuring charges, of which approximately $3.0 million was non-cash in nature. Once the Mexico facility is fully operational, this action is expected to result in lower manufacturing costs of approximately $15.0 million annually, primarily due to lower labor costs in Mexico. The restructuring charge included $8.3 million relating to severance of employees, $3.3 million relating to asset redeployment costs, $3.0 million for the write-down of impaired equipment and other assets predicated on management's decision to close the facility and $1.9 million of other costs, primarily costs associated with site selection and outside consulting fees. The cash portion of the charge is expected to be fully expended by the end of fiscal 1995.

     In the first quarter of fiscal 1993, $9.0 million was recorded for employees' severance liabilities and asset impairments stemming from the restructuring decision to close the Cortland manufacturing facility. Additional direct costs of $1.3 million associated with the relocation to the Mexico facility were charged to restructuring during the second and third quarters of fiscal 1993. In the fourth quarter, the Company provided an additional $6.2 million, $2.5 million for asset redeployment costs, $1.9 million for the value of additional fixed assets which became impaired, and the balance principally for consulting and other costs associated with site selection activities. The fourth quarter provision of $2.5 million for asset redeployment costs consisted primarily of incremental personnel costs, travel and lodging for 39 employees responsible for the set-up and establishment of the equipment in the Mexican facility. The employees responsible for the set-up and establishment were notified of their termination and subsequent temporary assignment.

     As a consequence of final site selection in the fourth quarter, certain additional fixed assets were identified which would not be relocated to Mexico and the associated impairment of value was recorded.

     Interest expense of $.4 million in fiscal 1993 was lower than fiscal 1992 due to the reduction in average outstanding borrowings and lower interest rates. As discussed in Note 2 to the Consolidated Financial Statements, effective July 1, 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," SFAS No. 109, "Accounting for Income Taxes," and SFAS No. 112, "Employers' Accounting for Postemployment Benefits." The cumulative effect of adopting these accounting changes in fiscal 1993 was a reduction in earnings per share of $.01.

Financial Condition
The Company's primary sources of liquidity and capital resources, on both a short- and long-term basis, are cash flows generated from operations and borrowings under its Credit Facility. During the year ended June 30, 1993, the Company's operating activities provided $5.4 million in net cash, enough to fund all its operating needs. The increase in inventories and the decrease in accounts receivable were primarily attributable to lower than anticipated fourth quarter sales. Accrued liabilities increased approximately $13.4 million mainly due to the accrued restructuring cost.

     At June 30, 1993, loans payable were $18.7 million, up from $9.9 million at June 30, 1992. Stockholders' equity was $76.6 million, and the ratio of loans payable to total invested capital was 19.6 percent at June 30, 1993.

                             Smith Corona Corporation
                            Consolidated Balance Sheets

                                                June 30,
(Dollars in thousands)                    1994          1993
Assets
Current assets:
Cash and cash equivalents                   $6,472       $13,800
Accounts receivable (net of allowance
 for doubtful accounts of $1,563 and
 $1,390 for 1994 and 1993, respectively)    49,343        32,744
Inventories                                 64,247        77,008
Prepaid expenses and other current
 assets                                      3,794         2,203
Deferred income taxes                       10,131        12,688
Net assets of discontinued operations       14,780        15,584
Total current assets                       148,767       154,027
Property, plant and equipment-net           38,090        31,801
Deferred income taxes                        4,471         3,714
Other assets                                 3,706         2,425
Total                                     $195,034      $191,967
Liabilities and stockholders' equity
Current liabilities:
Trade payables                             $28,219       $24,190
Accrued liabilities                         28,899        30,198
Income taxes payable                         5,001         4,541
Dividends payable                            1,512         1,512
Total current liabilities                   63,631        60,441
Bank loans                                  20,002        18,669
Postretirement benefits                     12,650        12,703
Pension liability                           20,361        21,039
Other long-term liabilities                  2,668         2,470
Total liabilities                          119,312       115,322
Stockholders' equity:
Common stock- 30,250,000 shares issued
 and outstanding                               303           303
Additional paid-in capital                  44,697        44,697
Retained earnings                           30,722        31,645
Total stockholders' equity                  75,722        76,645
Total                                     $195,034      $191,967

See accompanying notes to consolidated financial statements.

                             Smith Corona Corporation
                          Consolidated Income Statements

(Dollars in thousands,                    For the year ended June 30,
 except per share amounts)              1994        1993          1992
Net sales                               $278,636    $253,823     $316,741
Cost of goods sold                       214,080     187,756      223,255
Gross margin                              64,556      66,067       93,486
Selling, administrative and
 research expenses                        54,639      61,921       60,801
Restructuring costs                            -      16,500           -
Operating income (loss)                    9,917     (12,354)      32,685
Interest expense                             708         417        1,431
Income (loss) from continuing
 operations before income taxes            9,209     (12,771)      31,254
Income taxes (benefit)                     3,131      (4,474)      10,001
Income (loss) from continuing
 operations                                6,078      (8,297)      21,253
Discontinued operations (net of
 income taxes):
  Income (loss) from operations            1,249        (725)         830
  Provision for loss on disposal
   of discontinued operations             (2,200)          -           -
Net income (loss)                         $5,127     $(9,022)     $22,083

Earnings per common share -
  Income (loss) from continuing
   operations                               $.20       $(.28)        $.70
  Discontinued operations:
   Income (loss) from operations             .04        (.02)         .03
   Provision for loss on disposal
    of discontinued operations              (.07)          -           -
   Net income (loss) per share              $.17       $(.30)        $.73

See accompanying notes to consolidated financial statements.

                             Smith Corona Corporation
            Consolidated Statements of Changes in Stockholders' Equity
                 For the years ended June 30, 1994, 1993 and 1992

                                       Additional
(Dollars in thousands,       Common       Paid-in      Retained
 except per share amounts)    Stock       Capital      Earnings    Total
Balance, June 30, 1991         $303      $49,697       $30,684   $80,684
Net income                        -            -        22,083    22,083
Dividends declared
 ($.20 per share)                 -            -        (6,050)   (6,050)
Partial return of
 proceeds from initial
 public offering                  -       (5,000)            -    (5,000)
Balance, June 30, 1992          303       44,697        46,717    91,717
Net loss                          -            -        (9,022)   (9,022)
Dividends declared
 ($.20 per share)                 -            -        (6,050)   (6,050)
Balance, June 30, 1993          303       44,697        31,645    76,645
Net income                        -            -         5,127     5,127
Dividends declared
 ($.20 per share)                 -            -        (6,050)   (6,050)
Balance, June 30, 1994         $303      $44,697       $30,722   $75,722


See accompanying notes to consolidated financial statements.

                             Smith Corona Corporation
                       Consolidated Statements of Cash Flows

                                     For the year ended June 30,
(Dollars in thousands)              1994        1993        1992
Cash flows from operating
 activities:
Net income (loss)                    $5,127      $(9,022)   $22,083
Adjustments to reconcile net income
 (loss) to net cash provided by
 continuing operating activities:
  Discontinued operations               951          725       (830)
  Depreciation and amortization       5,576        6,697      7,494
  Restructuring costs                     -       16,500          -
  Deferred income taxes               1,800       (6,421)     4,442
  Other noncash items                    72          303        192
Changes in assets and liabilities:
  Accounts receivable               (16,599)       21,742    (1,323)
  Inventories                        12,761       (13,480)  (10,566)
  Prepaid expenses and other
    current assets                   (1,591)          411        27
  Other assets                       (1,557)        1,461       663
  Trade payables                      4,029       (10,023)    8,858
  Accrued liabilities and income
    taxes payable                      (839)       (5,257)    4,828
  Postretirement benefits and
    pension liability                  (731)        1,313       419
  Other long-term liabilities           198           470         -
Net cash provided by continuing
 operations                           9,197         5,419    36,287
Net cash provided by (used in)
 discontinued operations               (147)       (1,421)       92
Net cash provided by operating
 activities                           9,050         3,998    36,379

Cash flows used in investing
 activities:
Capital expenditures                (11,661)       (5,259)   (5,475)

Cash flows from financing
 activities:
Bank loans (repayments), net          1,333         8,770   (23,377)
Partial return of proceeds from
 initial public offering                  -            -     (5,000)
Dividends paid                       (6,050)       (6,050)   (6,050)
Net cash provided by (used in)
 financing activities                (4,717)        2,720   (34,427)

Increase (decrease) in cash and
 cash equivalents                    (7,328)        1,459    (3,523)
Cash and cash equivalents at
 beginning of year                   13,800        12,341    15,864
Cash and cash equivalents at
 end of year                         $6,472       $13,800   $12,341
Cash paid during the year for:
Interest                               $842          $576    $1,720
Income taxes                         $2,077        $3,269    $3,271

See accompanying notes to consolidated financial statements.

                         Smith Corona Corporation
                Notes to Consolidated Financial Statements
             (Dollars in thousands, except per share amounts)


1. Significant Accounting Policies
Basis of Consolidation: The consolidated financial statements include the accounts of Smith Corona Corporation and its wholly-owned subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated.

Cash Equivalents: All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined principally by the first-in, first-out (FIFO) method. Inventories valued using the last-in, first-out (LIFO) method at June 30, 1994 and 1993 are $1,903 and $1,724, respectively.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation is provided on the straight-line basis at rates based on estimated useful lives. Lives used in computing depreciation range from two to twelve years for equipment and forty years for buildings. Leasehold improvements are amortized over the lease term. At the time properties are disposed, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any profit or loss is included in operations.

     Maintenance and repairs are charged against operations as incurred. Expenditures that materially increase capacities or extend useful lives of property, plant and equipment are capitalized.

Retirement Plans: Substantially all domestic employees participate in the Company's retirement plans for salaried and hourly employees. The cost of United States pension plans is accrued in amounts equal to the normal cost of current service under the plans together with amortization of prior service costs. Outside of the United States, costs are accrued and paid in accordance with local requirements.

Postretirement Plans: The Company provides for the expected cost of postretirement benefits over the employee's years of active service.

Research and Development: The Company's product development costs are expensed as incurred. Research and development expense was $7,966, $10,064 and $11,026 for the years ended June 30, 1994, 1993 and 1992, respectively.

Goodwill: The excess of the allocated acquisition cost over the fair value of net assets of businesses acquired is included in other assets and is being amortized by the straight-line method over forty years.

Foreign Currency: The functional currency of the Company's foreign operations is deemed to be the United States dollar.
Consequently, all translation gains and losses are included in income.

Forward Foreign Currency Contracts: From time to time, the Company may enter into forward foreign currency contracts to hedge against foreign currency fluctuations. Gains and losses on these contracts were recorded in net income in the period in which the exchange rate changed. During the year ended June 30, 1993, forward foreign currency contracts were in place to reduce the impact of foreign currency fluctuations on transactions designated in a currency other than the U.S. dollar. At June 30, 1993, there were no outstanding forward contracts. There were no such contracts in effect during fiscal 1994 or 1992.

Income Taxes: Deferred income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Earnings Per Share: Earnings per share have been calculated based upon 30,250,000 shares of common stock outstanding.

Reclassifications: Certain reclassifications have been made to the prior years' financial statements to conform with the 1994 presentation. In addition, amounts in prior years' financial statements have been reclassified to reflect continuing operations (see Note 11).

2. Changes in Accounting Principles
Effective July 1, 1992, the Company adopted Statement of
Financial Accounting Standards (SFAS) No. 106, "Employers'
Accounting for Postretirement Benefits Other Than Pensions," SFAS
No. 112, "Employers' Accounting for Postemployment Benefits," and
SFAS No. 109, "Accounting for Income Taxes." The sum of the accounting changes in fiscal 1993 amounted to $10.

     SFAS 106 requires the accrual method of accounting for the expected costs of postretirement benefits other than pensions during the years of an employee's service. The cumulative effect of this accounting change was a decrease to fiscal 1993 net income of $3,507, or $.12 per share. In addition, the effect of adopting this statement in fiscal 1993, exclusive of the cumulative effect, was a decrease to net income of $265.

     SFAS 112 requires the accrual method of accounting for benefits to former or inactive employees after employment but before retirement. In prior years, the expense was recognized when claims were paid. The cumulative effect of this accounting change in fiscal year 1993 was a reduction in net income of $183 (less than $.01 per share).

     SFAS 109 requires the liability method of accounting for income taxes rather than the deferred method previously used. The cumulative effect of this accounting change was an increase to fiscal year 1993 net income of $3,700, or $.12 per share.

3. Inventories
A summary of inventories, by major classification, is as follows:

                                                      June 30,
(In thousands)                1994        1993
Raw materials and supplies    $ 2,612        $ 3,478
Work-in-process                27,796         20,566
Finished goods                 34,190         53,213
Total                          64,598         77,257
LIFO reserve                     (351)          (249)
Total                         $64,247        $77,008


4. Property, Plant and Equipment
A summary of property, plant and equipment, by major classification, is as follows:

                                                       June 30,
(In thousands)                            1994           1993
Land                                     $ 1,703        $ 1,634
Buildings and improvements                17,122         13,081
Machinery and other equipment             59,919         53,175
Total                                     78,744         67,890
Accumulated depreciation                 (40,654)       (36,089)
Total                                    $38,090        $31,801


5. Accrued Liabilities
Accrued liabilities consist of the following:

                                                       June 30,
(In thousands)                     1994         1993
Accrued restructuring costs        $ 4,132       $11,779
Payroll and related expenses         9,064         6,766
Accrued promotional expenses         6,471         4,094
Other                                9,232         7,559
Total                              $28,899       $30,198



6. Leases
The Company leases certain facilities, equipment and vehicles for various periods through 2009 under non-cancelable operating leases. Rental expense under these operating leases was $6,954, $6,507 and $6,262 for the years ended June 30, 1994, 1993 and 1992, respectively.

     The future minimum rental commitments for the operating leases are as follows:

Year Ended                                 Amount
June 30,                           (In thousands)
1995                                      $ 5,359
1996                                        4,318
1997                                        3,934
1998                                        2,590
1999                                        1,036
Thereafter                                  3,128
Total                                     $20,365


7. Bank Loans
The Company has a revolving credit agreement (the "Credit Facility") with two banks for $32,000 expiring June 25, 1996, the use of which is generally to satisfy its working capital requirements. Aggregate borrowings under the Credit Facility amounted to $750,548, $699,950 and $1,461,385 for fiscal 1994,
1993 and 1992, respectively, while aggregate repayments were $749,215, $691,180 and $1,484,762 for fiscal 1994, 1993 and 1992, respectively. Payment of dividends is limited by the terms of the Credit Facility, under which the Company is obligated to maintain minimum consolidated net worth of $68,479 at June 30, 1994, with increases equal to 50 percent of net income subsequent to June 30, 1994. The required minimum interest coverage ratio is 2.25 and the maximum leverage ratio is 55 percent. As of June 30, 1994, the Company was in compliance with all covenants of the Credit Facility. The Credit Facility provides for interest at the Company's option at variable rates, ranging from LIBOR plus
0.5 percent to the prime rate of interest. The Company also has an uncommitted line of credit arrangement for $20,000 which bears interest at a rate which changes daily based on money market rates. At June 30, 1994, the interest rate on combined borrowings was 5.63 percent per annum. The carrying value of the Company's bank loans approximates fair value, which was estimated based upon the current rates offered to the Company for debt with similar remaining maturities.

8. Stockholders' Equity
Authorized capital consisted of 90,000,000 shares of common stock and 10,000,000 shares of preferred stock, both having $0.01 par value per share. As of June 30, 1994 and 1993, there were 30,250,000 shares of common stock and no shares of preferred stock outstanding. During 1992, the Company recorded a $5,000 charge to paid-in capital as its share of the settlement of the shareholders' litigation.

     Under the Company's stock option plan, as amended, 3,900,000 shares of common stock were reserved for issuance to officers and key employees at June 30, 1994. Options are granted at the fair market value of the stock at the date of grant. The options become exercisable beginning three years from and expire ten years from date of grant.

A summary of the stock option activity is presented as follows:

                             Price Range        Number of Shares
Outstanding June 30, 1991   $5.63 - 12.50            871,500
Granted                      6.88 -  9.25            498,000
Canceled                     6.00 - 12.50            (38,000)(1)
Outstanding June 30, 1992   $5.63 - 12.50          1,331,500
Granted                      4.88 -  7.31          1,020,500
Canceled                     6.00 - 12.50            (55,500)(1)
Outstanding June 30, 1993   $4.88 - 12.50          2,296,500
Granted                      5.13 -  6.44            528,500
Canceled                     5.75 - 12.50           (293,000)(1)
Outstanding June 30, 1994   $4.88 - 12.50          2,532,000
Exercisable June 30, 1994   $5.63 - 12.50            744,000

(1)Cancelations result from employees' termination.


9. Geographic Area Information
The Company operates in one industry segment which includes design, manufacture and distribution of typewriters, personal word processors and related accessories. The Company also manufactures and markets forms and customized printed products. The Company manufactures its products principally at its facilities located in Mexico and Singapore and distributes its products through a variety of distribution channels, domestically and internationally. Information regarding the Company's operations in different geographic locations is shown below:

                           For the year ended June 30,
(In thousands)            1994         1993        1992
Net sales to customers:
   United States          $232,869     $217,782    $249,732
   Singapore                 4,950        6,365      33,677
   Other Foreign            40,817       29,676      33,332
      Total               $278,636     $253,823    $316,741

Inter-area transfers:
   United States           $22,033      $16,728     $18,869
   Singapore                72,193       73,210      94,549
   Other Foreign             7,398        1,081           -
      Total               $101,624      $91,019    $113,418

Operating income (loss):
   United States           $17,434      $(2,486)    $22,056
   Singapore                 5,422        4,274      24,460
   Other Foreign            (7,295)     (11,477)     (6,327)
   Corporate                (5,617)      (5,270)     (5,687)
   Eliminations                (27)       2,605      (1,817)
      Total                 $9,917     $(12,354)    $32,685

Identifiable assets:
   United States          $133,845     $138,484    $126,834
   Singapore                26,250       34,960      42,042
   Other Foreign            34,939       18,523      16,419
      Total               $195,034     $191,967    $185,295

     Transfers between geographic areas are generally priced to recover cost plus an appropriate markup for profit. In fiscal 1994, the Company presented its geographic information based on revenues derived from geographic locations; 1993 and 1992 data have been restated to reflect this change in presentation.

     Sales to one of the Company's largest customers amounted to 11.4%, 11.4% and 6.0% of consolidated net sales during 1994, 1993 and 1992, respectively, and was the only customer responsible for more than 10% of net sales.

10. Pension Plans and Postretirement Benefits
The plans covering salaried employees generally provide pension benefits that are based upon formulas that reflect all service with the Company and its predecessors and the employee's compensation during the employee's highest five consecutive years of service before retirement. Plans covering hourly employees generally provide benefits of stated amounts for each year of service. The Company's funding policy is to make annual contributions in an amount which is not less than that required by the Internal Revenue Service regulations.

     The net periodic pension cost for the years ended June 30, 1994, 1993 and 1992 is comprised of the following components:

(In thousands)               1994        1993        1992
Service cost                 $1,979      $1,829     $1,075
Interest cost                 5,396       5,278      5,009
Return on plan assets:
 Actual                         143      (5,863)    (6,871)
 Unrecognized (gain) loss    (5,687)        516      1,754
 Amortization of deferred
  costs and actuarial (gains)
  and losses                   (494)       (676)      (430)
Pension cost                 $1,337      $1,084     $  537

The assumptions used in the development of these amounts were:

                               1994        1993       1992
Discount rate                  8.00%       8.50%      8.50%
Rates of increase in
   compensation levels         5.50%       5.75%      5.75%
Rate of return on
   plan assets                 9.25%       9.25%      9.25%

     The following tables set forth the funded status and amounts recognized in the Company's consolidated balance sheets:

                                       June 30, 1994
                                   Over-     Under-
                                  Funded     Funded
(In thousands)                     Plans      Plans     Total
Actuarial present value
 of benefit obligation:
Vested benefit obligation        $33,796    $30,898   $64,694
Accumulated benefit obligation   $34,783    $31,311   $66,094
Projected benefit obligation     $39,727    $31,951   $71,678
Market value of assets
 (principally publicly traded
 securities)                      34,812     26,869    61,681
Funded status                      4,915      5,082     9,997
Unrecognized gains                 5,207      5,157    10,364
Net accrued pension liability    $10,122    $10,239   $20,361

                                        June 30, 1993
                                   Over-     Under-
                                  Funded     Funded
(In thousands)                     Plans      Plans     Total
Actuarial present value of
 benefit obligation:
Vested benefit obligation        $34,145    $28,767  $62,912
Accumulated benefit obligation   $35,730    $28,963  $64,693
Projected benefit obligation     $41,151    $28,963  $70,114
Market value of assets
 (principally publicly traded
 securities)                      38,816     26,466   65,282
Funded status                      2,335      2,497    4,832
Unrecognized gains                 9,351      6,856   16,207
Net accrued pension liability    $11,686     $9,353  $21,039

     The Company also has defined contribution savings plans covering its domestic and certain of its foreign employees, under which the Company matches a portion of the contributions made by participating employees. The Company's costs for matching contributions under savings plans totaled $733, $938 and $901 for the years ended June 30, 1994, 1993 and 1992, respectively.

     The Company has a non-qualified supplemental pension plan covering certain employees which provides for incremental pension payments from the Company's funds. The net accrued pension liability related to the unfunded plan was $1,458 and $1,034 at June 30, 1994 and 1993, respectively. Pension expense for the plan was $450, $260 and $120 in fiscal 1994, 1993 and 1992, respectively.

     The Company also provides health care and life insurance benefits for certain retired employees. Substantially all of the Company's domestic employees, and certain employees in foreign countries, may become eligible for such benefits if they reach a specified retirement age while working for the Company.

     Summary information on the Company's postretirement benefit plans, which are unfunded, is as follows:

                                      Year ended June 30,
(In thousands)                        1994         1993
Financial status of plans:
 Accumulated postretirement
  benefit obligation (APBO):
   Retirees                           $ 6,135      $ 6,273
   Fully eligible, active
    plan participants                   3,142        3,660
   Other active plan
    participants                        2,411        2,770
   Unrecognized gains                     962            -
Accrued postretirement
 benefit cost                         $12,650      $12,703

     The components of net periodic postretirement benefit cost are as follows:

                                      Year ended June 30,
(In thousands)                        1994          1993
Service cost, benefits attributed to
 employee service during the year     $  202         $ 216
Interest cost on accumulated
 postretirement benefit obligation       904           956
Amortization of gains                    (17)            -
Net periodic postretirement benefit
 cost                                 $1,089         $1,172

     In 1992, the Company expensed $750, representing the amount of claims paid.

     The discount rate used in determining the APBO was 8.0% in 1994 and 1993. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 11% in 1994 and 12% in 1993, declining to an ultimate rate of 6% over approximately sixty years.

     If the health care cost trend rate assumptions were increased by 1%, the APBO as of June 30, 1994 would be increased by 3%. The effect of this change in health care cost trend rates on net periodic postretirement benefit cost of 1994 would be an increase of 15%.

11. Discontinued Operations
On July 5, 1994 the Company sold substantially all the assets and liabilities of SCM Office Supplies, Inc., a wholly-owned subsidiary. The sale proceeds of approximately $13,000 were used to reduce the Company's debt. Accordingly, the income statements reflect SCM Office Supplies, Inc. operating results and provision for loss on sale as discontinued operations and the balance sheet segregates the net assets of discontinued operations.

     Net assets and summary operating results of discontinued operations are as follows:

                                   June 30,
(In thousands)                 1994         1993
Current assets               $12,902       $13,221
Non-current assets             7,521         8,301
Total liabilities             (5,643)       (5,938)
   Net assets                $14,780       $15,584

                                      Year ended June 30,
(In thousands)                      1994     1993     1992
Net sales                          $68,045  $59,791   $60,684
Income (loss) from operations
 before income taxes               $ 1,893  $(1,115)  $ 1,221
Income taxes (benefit)                 644     (390)      391
Net income (loss) from
 operations                          1,249     (725)      830
Provision for loss on
 disposal of assets (net
 of taxes of $297)                  (2,200)        -        -
  Net income (loss)                 $ (951)  $ (725)   $  830

12. Income Taxes
The components of income (loss) from continuing operations before income taxes are as follows:

                                       Year ended June 30,
(In thousands)                       1994    1993        1992
United States                        $4,218  $(15,527)   $6,914
Foreign                               4,991     2,756    24,340
   Total                             $9,209  $(12,771)  $31,254

     The components of income tax expense consist of:

                                       Year ended June 30,
(In thousands)                       1994      1993     1992
United States:
   Current                           $  203   $   274   $ 3,196
   Deferred                           1,339    (4,948)    3,226
Foreign                                 165       934     2,996
State                                 1,771    (1,124)      974
   Total                             $3,478   $(4,864)  $10,392

     Income tax expense is included in the financial statements as follows:

                                        Year ended June 30,
(In thousands)                       1994      1993     1992
  Continuing operations              $3,131   $(4,474)  $10,001
  Discontinued operations               347      (390)      391
   Total                             $3,478   $(4,864)  $10,392

     The components of the net deferred tax assets were as follows:

                                       June 30,
(In thousands)                     1994      1993
Deferred tax assets:
  Accounts receivable              $ 1,226   $ 1,399
  Inventory                            749       788
  Postretirement benefits
   other than pensions               4,828     4,954
  Pension                            7,688     8,205
  Manufacturing relocation
   to Mexico                         1,580     4,593
  Other liabilities                  6,959     5,568
  Net operating loss carryforwards  12,124     7,289
  Capital loss carryforwards        10,955         -
  Miscellaneous                          7       396
  Valuation allowances             (21,320)   (5,650)
  Total deferred tax assets        $24,796   $27,542

Deferred tax liabilities:
  Property, plant and equipment     $3,240    $3,279
  Miscellaneous                      6,954     7,861
  Total deferred tax liabilities    10,194    11,140
Net deferred tax assets            $14,602   $16,402

     The valuation allowances pertain to foreign and state net operating loss carryforwards and capital loss carryforwards that are not expected to be realized.

     The provisions for income taxes differ from the amounts computed by applying the federal income tax statutory rate. The following is a summary of the reasons for these differences:

                                       Year Ended June 30,
(In thousands)                      1994    1993      1992
Income (loss) from continuing
  operations before income taxes    $9,209  $(12,771)  $31,254
Statutory tax rate                     34%       34%       34%
Tax computed at statutory rate       3,131    (4,342)   10,626
Increase (reduction):
State income taxes,
   net of federal benefit              901      (687)      582
Effect of foreign earnings            (991)      481    (1,188)
Other adjustments                       90        74       (19)
Total                               $3,131   $(4,474)  $10,001

     The Company's Singapore operations had been granted
"pioneer tax status" until February 1994 by the Singapore government and, as a result, have paid no Singapore taxes on unremitted Singapore earnings to that date. The impact of the change in status was not significant in fiscal 1994. No U.S. federal income taxes have been provided on unremitted foreign earnings of approximately $55,526 at June 30, 1994 because such earnings are considered to be permanently invested. The amount of income tax payable upon the remittance of such earnings is not practicable to determine.

     The U.S. income tax returns prior to 1986 have been examined by the Internal Revenue Service and all matters have been settled.

13. Commitments and Other Matters
Certain past practices of the Company regarding hazardous substances and/or hazardous wastes are the subject of investigation by federal and state regulatory authorities, or are the subject of lawsuits filed by such authorities. At June 30, 1994 and 1993, the Company has recorded approximately $3,274 and $4,970, respectively, related to environmental matters, of which $606 and $2,500, respectively, are classified as a current liability in the consolidated balance sheets. Certain estimated costs of performing environmental remediation were discounted at a rate of 5% per annum based on the estimated timing of such payments. Because of the uncertainties associated with assessing environmental matters, the related ultimate liability is not determinable. However, based on facts presently known, management does not believe that these investigations or lawsuits, if resolved adversely to the Company, would individually or in the aggregate have a material adverse effect on the Company's financial position or results of operations.

     The Company is involved in proceedings with the New York Department of Environmental Conservation (DEC) and the United States Environmental Protection Agency regarding the clean-up of a now-closed manufacturing facility and certain waste disposal sites in upstate New York. The remedial investigation and feasibility study of the now-closed manufacturing facility site has been completed. The feasibility study report has been approved by the DEC and the record of decision has been finalized. On March 31, 1993, the Company executed a final signed consent order from the DEC and remedial actions commenced. Remediation activities at the site have been delayed as a result of an extension of the public comment period to address the remediation plan approved by the DEC. Management believes that the Company has made adequate provision for the approved remediation activities.

     In June 1992, the Company was served with a summons and complaint in a private contribution action. The action, which lists the Company as a defendant with fourteen other defendants, seeks contribution for response costs incurred to date, and to be incurred in the future, for the remediation of a site in Cortland, New York. Management does not believe it disposed of any hazardous substances at this site and is vigorously contesting this matter.

     On April 18, 1991, an antidumping proceeding was commenced against the Company at the Department of Commerce (Commerce) and before the International Trade Commission, concerning portable electric typewriters imported from Singapore. Subsequently, on June 22, 1993, the Company and Commerce signed a suspension agreement, suspending the antidumping investigation and calling for the Company to monitor its international prices. On February 4, 1994, all of the parties signed a settlement agreement covering the antidumping investigation and related litigation. Under the terms of the agreement, the petitioner withdrew its petition against the Company's Singapore imports and the Company sought revocation of various antidumping duty orders against typewriters and word processors from Japan. Pursuant to the agreement, the antidumping proceedings have been terminated.

     On June 8, 1990, the Company filed suit in the United
States District Court for the District of Tennessee against Pelikan, Inc. alleging patent infringement and false advertising. On February 24, 1992, the Court entered a judgment awarding the Company approximately $3,120 plus post-judgment interest.
Pelikan filed an appeal, petitioning for a rehearing by the Court of Appeals, and subsequently offered to pay to the Company a portion of the judgment aggregating approximately $1,900. The $1,900 portion of the judgment was reflected in the June 30, 1993 financial statements. Pelikan's petition for rehearing was subsequently denied and on August 9, 1993, the Company and Pelikan entered into an agreement pursuant to which Pelikan agreed to pay $525 to the Company for fees, expenses and costs incurred in the suit along with the remaining $1,220 judgment.
On August 11, 1993, Pelikan paid the settlement amount to the Company and satisfied the judgment, including interest.

     The Company is also a defendant or plaintiff in various other legal actions which have arisen in the ordinary course of its business. It is the opinion of management, based on advice of counsel with respect to legal matters, that the ultimate resolution of these matters and the environmental matters discussed above will not have a material adverse effect on the Company's financial position or results of operation.

14. Restructuring Costs
Over the past few years, the Company has faced intense competition from foreign producers. In July 1992, in order to maintain its leadership as the low-cost producer in a highly competitive worldwide business, the Board of Directors approved and the Company announced a plan to phase out the Company's manufacturing operations in Cortland, New York and relocate them to a new facility in Mexico. As a result of this decision, during fiscal 1993, the Company provided $16,500 in restructuring charges, of which approximately $3,000 was non-cash in nature (see table below). Once the Mexico facility is fully operational, this action is expected to result in lower manufacturing costs of approximately $15,000 annually, primarily due to lower labor costs in Mexico.

     The fiscal 1993 restructuring provision consisted of the following items:

                                       Asset
                                   Redeployment    Asset       Other
                         Severance     Costs     Impairments   Costs    Total
Provision                $8,300      $3,300       $3,000       $1,900   $16,500
Activity(1)              (1,050)     (1,150)        (621)      (1,900)   (4,721)
June 30, 1993 balance     7,250       2,150        2,379            -    11,779
Activity(1)              (3,945)     (2,150)      (1,552)           -    (7,647)

June 30, 1994 balance    $3,305      $    -       $  827       $    -    $4,132

(1) Represents cash payments, except for the asset impairments, which are non-cash items


     The severance cost related to approximately 875 employees at the Cortland facility. Severance benefit arrangements that would be available to employees whose positions were eliminated were communicated through a Company memorandum to all Cortland, N.Y. employees when the restructuring action was adopted and announced in July 1992. By the end of June 1994 all affected individuals had been terminated.

     The charge for asset redeployment costs consisted primarily of incremental personnel costs, travel and lodging for 39 employees responsible for the set-up and establishment of the equipment in the Mexican facility. The employees responsible for the set-up and establishment were notified of their termination and subsequent temporary duty assignment. As a consequence of management's decision, the value of certain assets which were used in the Cortland manufacturing process became impaired and such impairment was included in the restructuring charge. Other costs, which were expensed as incurred, consisted of incremental costs associated with the site selection and outside consulting fees.

     The relocation plan, originally anticipated to take approximately one year to complete, was delayed as a consequence of heavy spring 1993 rainfall in Baja California together with a reevaluation of lease versus purchase of the facility. By the end of fiscal 1994, the Company had essentially completed the relocation. The annual savings resulting from the restructuring originally anticipated in 1994 were not realized as cost of sales continued to reflect the higher Cortland manufacturing labor costs. At June 30, 1994 there remained approximately $4.1 million in accrued restructuring costs, primarily employee-associated costs payable within the next year.


15. Quarterly Financial Data (Unaudited)(1)

                           Quarter Ended    Quarter Ended    Quarter Ended    Quarter Ended
                           September 30,    December 31,     March 31,        June 30,
(In thousands)             1993   1992(2)   1993    1992(2)  1994    1993(2)   1994    1993(2)
Net sales                  $76,271 $68,140  $78,845 $75,629  $65,273  $61,028  $58,247 $49,026
Gross margin                19,775  17,972   16,368  22,300   14,518   15,800   13,895   9,995
Operating income (loss)      6,085  (6,292)   1,969   5,466    1,038    1,177      825 (12,705)
Income (loss) from
 continuing operations       3,885  (4,684)   1,188   4,212      598      704      407  (8,529)
Discontinued operations
 (net of income taxes):
  Income (loss) from
   operations                  142    (414)     356    (165)     789       85      (38)   (231)
  Provision for loss on
   disposal  of
   discontinued operations       -       -        -       -        -        -   (2,200)      -
Net income (loss)           $4,027 $(5,098)  $1,544  $4,047   $1,387     $789  $(1,831)$(8,760)
Earnings per common
 share(3):
  Income (loss) from
   continuing operations      $.13   $(.16)    $.04    $.14     $.02     $.02     $.01   $(.28)
  Discontinued operations:
   Income (loss) from
    operations                   -    (.01)     .01    (.01)     .03      .01        -    (.01)
   Provision for loss on
    disposal of
    discontinued
    operations                   -       -        -       -        -        -     (.07)      -
  Net income (loss) per
   share                      $.13   $(.17)    $.05     $.13     $.05    $.03    $(.06)  $(.29)


(1) Amounts have been reclassified, where applicable, to reflect the discontinued operations of SCM Office Supplies, Inc.
(2) Includes restructuring costs of $9,000, $460, $830 and $6,210 for the first, second, third and fourth quarters, respectively.
(3) Based on 30,250,000 shares of common stock.

INDEPENDENT AUDITORS' REPORT
Smith Corona Corporation:

     We have audited the accompanying consolidated balance sheets of Smith Corona Corporation and subsidiaries as of June 30, 1994 and 1993 and the related consolidated income statements, statements of changes in stockholders' equity and statements of cash flows for each of the three years in the period ended June 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Smith Corona Corporation and subsidiaries at June 30, 1994 and 1993 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1994 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Stamford, Connecticut
July 27, 1994